WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E

May 1, 2006

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 23,737,789

WESTERN WIND ENERGY WINS DEFINITIVE “FERC” DECISION

Western Wind Energy Corporation (WND-TSX.V) and (WNDEF-OTC:BB) is pleased to announce that the United States Federal Energy Regulatory Commission (“FERC”) has issued a definitive decision in Western Wind’s favor, allowing Western Wind to access a key transmission line. The decision enables Western Wind to start work on it’s 120 MW power sales agreement with Southern California Edison. This agreement enables Western Wind to generate over US $30 million per year in annual power sales.

The FERC ordered the partners of the Sagebrush line, a 46 mile 230 kv line, which runs straight through Western Wind’s Windstar I project in Tehachapi California, to interconnect and provide at least 50 MW, and up to 120 MW of transmission service to Western Wind’s operating company in California. The two parties have 28 days to establish rates, terms and conditions.

Western Wind Energy had filed an action under Section 210 & 211 of the Federal Power Act, which allows a power provider to apply to the Commission for an order “requiring a transmission utility to provide interconnection and transmission services to the applicant”.

According to Western Wind Energy CEO Jeff Ciachurski, “This order gives Western Wind an absolute right to build out its project right on schedule. Its goal was to deliver to the citizen’s of California, inexpensive, clean, and reliable power and deliver it, as the Company had expected. In addition, it’s a great day for Western Wind’s shareholders, who will now be able to enjoy the benefits of constructing a US $192 million state-of-the-art wind energy generating facility capable of delivering over US $600 million of electrical sales over a 20-year period”

Western Wind Energy is in a position to commence equipment procurement as soon as the interconnection agreement is finalized.

During the past two years, Western Wind Energy has executed over $900 million of power sales agreements totaling 159.5 megawatts from the sale of wind energy electrical generation, to three separate utilities. Western Wind Energy was the first to execute a “wind” PPA in the Province of New Brunswick, Canada, the first to execute a “wind” PPA in the State of Arizona, and in California, is expanding from management’s 24-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.